

07006277

BD 6/22

UNITEDSTATES
[IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47171

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broad Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

355 S Old Woodward, Suite 108
(No. and Street)

Birmingham, Michigan 48009
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Burchard 248-430-2626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Himrod, Bruce W
(Name – *if individual, state last, first, middle name*)

316 Town Center Dr, Troy, Michigan 48084
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 25 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAY 30 2007 WASH, D.C. 200

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart G. Burchard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broad Street Securities, Inc, as of March, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Broad Street Securities, Inc.

FINANCIAL STATEMENTS

For the year ending March 31, 2007

Table of Contents

Independent Auditor's Report	1.
Statement of Financial Condition	2.
Statement of Income (Loss)	3.
Statement of Changes in Shareholder Equity	4.
Statement of Cash Flows	5.
Notes to Financial Statements	6.
Supplementary Information	8.
Independent Auditor's Report on Internal Control	11.


HIMROD &
ASSOCIATES, P.C.

Certified Public Accountants

316 Town Center Drive • Troy, MI 48084-1742 • 248/524-9020 • Fax 248/524-1088

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Broad Street Securities, Inc.

We have audited the accompanying statement of financial condition of Broad Street Securities, Inc. as of March 31, 2007 and the related statement of income (loss), changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broad Street Securities, Inc. as of March 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Himrod & Associates, P.C.
Troy, MI
May 22, 2007


CPA

Broad Street Securities, Inc.
Statement of Financial Condition
As of March 31, 2007

Assets	
Cash	$ 17,417.28
Receivable from Broker/Dealers	23,530.30
Investment Account	8,823.00
Deposits	27,850.00
Furniture and Equipment (Net of $22,636.34 Accumulated Depreciation)	0.00
Total Assets	**$ 77,620.58**
Liabilities	
Commissions Payable	$ 5,236.57
Payable to Broker/Dealer	0.00
Total Liabilities	**$ 5,236.57**
Shareholders' Equity	
Common Stock No par value; 1,000 shares authorized, issued and outstanding	$ 1,000.00
Additional Paid-In Capital	335,220.00
Retained Earnings	(243,415.12)
Net Income (Loss)	(20,420.87)
Total Shareholders' Equity	**$72,384.01**
Total Liabilities and Shareholders' Equity	**$ 77,620.58**

The accompanying notes are an integral part of these financial statements.

Broad Street Securities, Inc.
Statement of Income (Loss)
For the year ending March 31, 2007

Revenue	
Commissions Lockwood Advisors	$ 8,671.37
Commissions TAE	45,920.00
Commissions Curian Capital	17,929.03
Commissions Reps	1,276,436.24
Commissions mutual funds	351,006.32
Commissions Pershing	43,535.00
Commissions wrap	21,413.34
Interest income	27,340.03
Unrealized gain/loss	(4,302.71)
Miscellaneous income	28,000.37
Total Revenue	**1,815,948.99**
Expenses	
Operating Expense	
Commissions	$1,037,207.41
Clearing and execution charges	122,373.87
Management fees	406,793.63
Registration	25,995.88
Communications	7,147.55
Total Operating Expense	**1,599,518.34**
Administration Expense	
Rent	52,272.16
Telephone	17,280.00
Office expense	9,600.00
Interest expense	3,767.33
Payroll expense	66,799.16
Other administrative expense	87,132.87
Total Administration Expense	**236,851.52**
Total Expenses	**1,836,369.86**
Net Income (Loss)	**$ (20,420.87)**

The accompanying notes are an integral part of these financial statements.

Broad Street Securities, Inc.
Statement of Changes in Shareholders' Equity
For the year ending March 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance: beginning of period	$1,000.00	$335,220.00	**$ (243,415.12)**	**$ 92,804.88**
Net Income			(20,420.87)	(20,420.87)
Balance: end of period	**$1,000.00**	**$335,220.00**	**$ (263,835.99)**	**$ 72,384.01**

The accompanying notes are an integral part of these financial statements.

Broad Street Securities, Inc.
Statement of Cash Flows
For the year ending March 31, 2007

Cash Flows from Operating Activities	
Net Income (Loss)	$ (20,420.87)
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in receivables	(4,952.70)
Increase in deposits	(2,500.00)
Decrease in commissions payable	5,236.57
Unrealized gain/loss in marketable securities	3,623.51
Net Cash Flow Provided by Operations	**(19,013.49)**
Cash Flows from Investing Activities:	
	none
Cash Flows from Financing Activities:	
	none
Net Increase in Cash	**(19,013.49)**
Cash balance, beginning of the year	36,430.77
Cash balance, end of year	**$ 17,417.28**

The accompanying notes are an integral part of these financial statements.

Broad Street Securities, Inc.
Notes to Financial Statements
March 31, 2007

NOTE 1 Significant Accounting Policies

Organization

The Company was incorporated in the state of Nevada on January 31, 1994. The company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions

Commission revenue and related expenses arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction day.

Cash Equivalents

Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when purchased by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during a reporting period. Actual results could differ from these estimates.

Depreciation

Depreciation of assets is provided using the straight-line and accelerated methods over the estimated useful life of the asset.

NOTE 2 Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. As of March 31, 2007 the Company's net capital and required net capital were $72,384.01 and $5,000.00 respectively. The ratio of aggregate indebtedness to net capital was 0.00%.

Broad Street Securities, Inc.
Notes to Financial Statements
March 31, 2007

NOTE 3 Income Tax Loss Carry-forwards

HBB, Inc., the parent company, is required to file a consolidated U.S. income tax return and includes the income or loss of Broad Street Securities, Inc. as if it were a wholly owned subsidiary with the consent of the minority shareholder. When provisions for income taxes are required in the future, management intends to determine them on a separate return basis. The Company has unused net operating loss carryforward exceeding $250,000.00. The operating loss carryforward is available as an offset against future taxable income and begins to expire in 2009.

NOTE 4 Related Parties

The Company is 70% owned by HBB, Inc. During the year ended March 31, 2007, the Company paid HBB, Inc. $406,793.63 in management fees for certain administrative services.

Broad Street Securities, Inc.
Supplementary Information
March 31, 2007

Computation of Net Capital

Total Shareholders Equity	$72,384.01
Deductions:	
Nonallowable Assets	(2,850.00)
Haircuts on Securities Held	(1,323.45)
Net Capital	**$68,210.56**

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditor's Report

Computation of Basic Net Capital Requirement

Minimum Net Capital Requirement (6 2/3% of total aggregate indebtedness)	$ 0.00
Minimum Dollar Net Capital Requirement	$ 5,000.00
Net Capital Requirement	$5,000.00

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditor's Report

Broad Street Securities, Inc.
Supplementary Information
March 31, 2007

Computation of Aggregate Indebtedness

Total Liabilities from Statement of Financial Conditions	$ 0.00
Total Aggregate Indebtedness	$ 0.00
Percentage of Aggregate Indebtedness to Net Capital	**0.00%**

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditor's Report



Certified Public Accountants

316 Town Center Drive • Troy, MI 48084-1742 • 248/524-9020 • Fax 248/524-1088

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors;
Broad Street Securities, Inc.:

In planning and performing our audit of the financial statements of Broad Street Securities, Inc. for the year ended March 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Broad Street Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL (Continued)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Broad Street Securities, Inc. for the year ended March 31, 2007, and this report does not affect our report thereon dated May 22, 2007. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(1) and k(2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Himrod & Associates PC

Himrod & Associates, P.C.
Troy, MI
May 22, 2007


END